UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2022
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three months ended March 31, 2022.

Interim consolidated financial statements of North American Construction Group Ltd. for the three months ended March 31, 2022.

99.1	North American Construction Group Ltd. Announces Results for the First Quarter Ending March 31, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: April 27, 2022

North American Construction Group Ltd.

2022 FIRST QUARTER REPORT

For the three months ended March 31, 2022

CAT

NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
The first quarter of 2022 was both unique and challenging for us but with many signs to justify optimism looking forward to the full year. Our diversified businesses, primarily being the Nuna Group of Companies, the Fargo joint ventures and DGI Trading are all operating at or above the ambitious plans we had for them. The challenges we’ve faced in the oil sands region have been related to the pandemic, either directly due to infection and isolation requirements or indirectly due to pandemic-related disruptions to the economy. The erratic weather of Q1 and early spring break-up were the only challenges not related to COVID-19 and for which we are more accustomed to deal with but admittedly did impact our operating efficiencies on site this quarter.
At the end of 2021, we were optimistic that the worst pandemic impacts were behind us but to start off 2022 we had 30% more positive cases in our workforce in January alone than in all of 2021. While severity of illness was low in most cases, isolation requirements still negatively impacted availability of both operators to run equipment and maintenance personnel to service and repair equipment. That, in turn, resulted in lower-than-expected equipment utilization. For Q2 2022 and moving forward, we do believe however, that these impacts will trend in the right direction. Overall infection rates will likely continue to fluctuate for some time, but lower general severity of illness and high vaccination rates are allowing a gradual return to normal with continued reduction of site protocols. It should be noted that the wage subsidy program in place in Q1 2021 was not in place for the duration of Q1 2022.
High inflation and supply chain impacts had been predicted for some time but actual increases passed on from vendors began to hit in earnest this quarter. As we typically have annual contractual escalation indices in the 1-3% range, the timing impacts of inflation have previously been immaterial. However, with increases now approaching 8-15% in several areas, the timing between incurring these higher costs and receiving indexed escalated prices has created an unusual impact, with inflated costs in Q1 and into Q2 being incurred before escalation is applied in late Q2. As a result, we expect that the quarterly earnings profile will be smoothed with Q1 2022 ultimately being closer to an average quarter than being our highest earning quarter. We are actively discussing opportunities with our clients to increase the frequency of escalation when adjustments are so high, so as not to unduly burden or benefit either party during volatile times.
We have been in business long enough to know the effect of commodity pricing increases on the supply of skilled labour. Unfortunately, rather than increasing supply, the short-term tendency is simply to escalate the price of labour as contractors seek to “poach” workers from others. Newer bids can factor in the increased labour costs but operators under existing long-term contracts rely on escalation clauses or negotiated increases. The oil sands region is particularly prone to this and we have seen it time and again. We have increased our wages and incentives to attract and retain our skilled field maintenance workers while continuing to put a strong focus on building training and apprenticeship programs (an additional 20% enrollment since end of 2021) as well as encouraging our clients and equipment vendors to do the same. We recognize that the entire industry must take an active role in building and attracting maintenance tradespeople and addressing the supply which is the root cause to an industry-wide reduction in equipment utilization and increase in maintenance costs.
Looking forward to the remainder of 2022, free cash flow remains a top priority and, despite lower-than-expected results to start the year, we maintain a clear line of sight to our guidance ranges. On the M&A front, we continue to see potential for smaller bolt-on acquisitions which we continue to monitor with interest. With the recently announced NCIB, we expect to continue repurchasing shares when warranted while our debt reduction range remains meaningful and alone would represent an increase of over two dollars in share price assuming consistent enterprise valuation. Combine our free cash flow generation with the core strengths of our diversified business and consistent financial performance, and you can see why I have such confidence in our business.
As noted in all the areas above, Q2 is an important quarter for us to demonstrate our business resilience to inflationary pressure and the high competition for skilled workers. I am tremendously excited to show what NACG can do, because I know the strength of our team and, in particular, our experience in addressing these boom cycle issues that arise. Not only has this team been there, done that, but we consistently demonstrate we do it better than anyone. Until then, stay safe and stay healthy!

Joseph Lambert
President & Chief Executive Officer
April 27, 2022

i

Management’s Discussion and Analysis
For the three months ended March 31, 2022
April 27, 2022
The following Management’s Discussion and Analysis ("MD&A") is as of April 27, 2022 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three months ended March 31, 2022, the audited consolidated financial statements and notes that follow for the year ended December 31, 2021 and our annual MD&A for the year ended December 31, 2021.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR system at www.sedar.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EPS", "adjusted net earnings", "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "total combined revenue", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "growth capital", "invested capital", "margin", "net debt", "senior debt", "sustaining capital" and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis March 31, 2022	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 1 highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	March 31,
	2022	2021(iii)	Change
Revenue	$176,711	$167,847	$8,864
Total combined revenue(i)	236,586	192,120	44,466

Gross profit	21,951	31,189	(9,238)
Gross profit margin	12.4%	18.6%	(6.2)%

Operating income	15,642	22,104	(6,462)

Adjusted EBITDA(i)	57,740	61,140	(3,400)
Adjusted EBITDA margin(i)(ii)	24.4%	31.8%	(7.4)%

Net income	13,557	19,386	(5,829)
Adjusted net earnings(i)	14,599	18,531	(3,932)

Cash provided by operating activities	24,185	42,045	(17,860)
Cash provided by operating activities prior to change in working capital(i)	44,854	60,432	(15,578)

Free cash flow(i)	(11,321)	5,489	(16,810)

Purchase of PPE	25,265	29,189	(3,924)
Sustaining capital additions(i)	34,239	42,511	(8,272)

Basic net income per share	$0.48	$0.68	$(0.20)
Adjusted EPS(i)	$0.51	$0.65	$(0.14)
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Revenue of $176.7 million represented an $8.9 million (or 5.3%) increase from Q1 2021. Rental of mine support equipment at the Kearl site and remobilization of fleet at the Fort Hills site were the primary drivers of the overall increase. Revenue earned by DGI Trading Pty Ltd. ("DGI"), which was acquired on July 1, 2021, also contributed to the quarter-over-quarter increase. It is estimated that approximately $15.0 million of revenue in the quarter was deferred as a result of higher-than-anticipated demand for heavy equipment technicians which was a key factor amongst many in the overall operating equipment utilization rate for the quarter of 65%.
Combined revenue of $236.6 million represented a $44.5 million (or 23.1%) increase from Q1 2021. Our share of revenue generated in Q1 2022 by joint ventures and affiliates was $59.9 million compared to $24.3 million in Q1 2021 (an increase of 147%). Nuna Group of Companies again achieved another strong quarter of top-line performance driven by the activity at the gold mine in Northern Ontario. The significant drivers of the increase in combined revenue was the success of various joint venture initiatives, each of which continue to gain momentum: i) the investments by the Mikisew North American Limited Partnership ("MNALP") in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the recently formed joint ventures dedicated to the Fargo-Moorhead flood diversion project. The Fargo-Moorhead project continues to progress towards its first summer construction season during which the initial earthworks is scheduled to commence.

Management's Discussion and Analysis March 31, 2022	M-2	North American Construction Group Ltd.

Adjusted EBITDA of $57.7 million was a slight decrease from the Q1 2021 result of $61.1 million reflecting unique operating challenges experienced in the quarter with the primary driver of being the aforementioned vacancies of heavy equipment technician roles. Adjusted EBITDA margin of 24.4% showcased solid operating performance across our various diversified work sites with several secondary drivers impacting this quarter's margin including i) the timing impact of rate escalations which lag based on published index values, ii) workforce availability issues in January due to high COVID-19 Omicron cases, and iii) the early onset of spring break-up in late March. When comparing to Q1 2021, the Canadian Emergency Wage Subsidy ("CEWS") program concluded in Q4 2021 and was a factor in quarter-over-quarter comparisons. Offsetting the challenges in the quarter were initial returns from the Fargo-Moorhead project related to the financial close milestone, strong operating performances at the Aurora and Fort Hills mines, and the superior margins realized from parts and component sales made by DGI.
General and administrative expenses (excluding stock-based compensation) were $5.0 million, or 2.8% of revenue, compared to $7.0 million, or 4.2% of revenue. General and administrative expenses notably benefited from a one-time Fargo joint venture receipt which was recognized as a recovery. Excluding this recovery, direct G&A spending was 4.6% of revenue which was up slightly from Q1 2021 due to the acquisition of DGI in Q3 2021 and wage subsidies received in 2021.
Cash related interest expense for the quarter was $4.4 million at an average cost of debt of 4.5% compared to 3.8% in Q1 2021 as posted interest rates have increased over the past twelve months while equipment financing rates remain competitive.
Adjusted EPS of $0.51 on adjusted net earnings of $14.6 million is 22% down from the prior year figure of $0.65 and is consistent with adjusted EBITDA performance as depreciation, tax and interest tracked consistently with the prior year. Weighted-average common shares outstanding for the first quarters of 2022 and 2021 were stable at 28,426,757 and 28,328,560, respectively, net of shares classified as treasury shares.
Free cash flow was a use of cash of $11.3 million in the quarter primarily due to the consumption of $20.7 million by our working capital accounts. This working capital draw on cash is similar to Q1 2021 and is consistent with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $57.7 million, as detailed above, and when factoring in sustaining capital additions ($34.2 million) and cash interest paid ($3.9 million), positive cash of $19.6 million was produced by the overall business in the quarter but was impacted by cash management within the various joint venture and other routine timing considerations. Specifically, accounts receivable held by the Nuna Northern American joint venture increased substantially at the gold mine in Northern Ontario given the strong volume of work completed during the quarter. The ultra-class rebuild program increased work-in-progress inventories by $10.1 million in the quarter as the commissioning and sale of certain units is scheduled for the second quarter of 2022.

Management's Discussion and Analysis March 31, 2022	M-3	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Normal Course Issuer Bid
Subsequent to period end, on April 6, 2022, we announced our intention to commence a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 2,113,054 of its voting common shares, representing 10.0% of the public float and 7.1% of the issued and outstanding common shares as of March 31, 2022. In order to comply with applicable securities laws, we can purchase a maximum of 1,498,716 common shares (or approximately 5.0% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems. This NCIB commenced on April 11, 2022 and will terminate no later than April 10, 2023.
Contract Award and Extension
On March 17, 2022, we announced a five-year contract award to MNALP by a major oil sands producer. Given the contractual scope included in the award, the new agreement qualifies for backlog which is estimated at $125 million. Based on the heavy equipment fleet and our experience at this site, we estimate this contractual backlog represents approximately one-third of the work we will complete over the contract term.
FINANCIAL HIGHLIGHTS
Three months ended March 2022 results

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2022	2021(iii)	Change
Revenue	$176,711	$167,847	$8,864
Project costs	62,115	50,602	11,513
Equipment costs	61,953	54,885	7,068
Depreciation	30,692	31,171	(479)
Gross profit	$21,951	$31,189	$(9,238)
Gross profit margin	12.4%	18.6%	(6.2)%
General and administrative expenses (excluding stock-based compensation)	4,955	6,969	(2,014)
Stock-based compensation expense	1,277	2,374	(1,097)
Operating income	15,642	22,104	(6,462)
Interest expense, net	4,682	4,542	140
Net income	13,557	19,386	(5,829)

Adjusted EBITDA(i)	57,740	61,140	(3,400)
Adjusted EBITDA margin(i)(ii)	24.4%	31.8%	(7.4)%

Per share information
Basic net income per share	$0.48	$0.68	$(0.20)
Diluted net income per share	$0.43	$0.62	$(0.19)
Adjusted EPS(i)	$0.51	$0.65	$(0.14)
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(ii)
Revenue from wholly-owned entities per financial statements	$176,711	$167,847
Share of revenue from investments in affiliates and joint ventures	125,430	63,454
Adjustments for joint ventures	(65,555)	(39,181)
Total combined revenue(i)	$236,586	$192,120
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncement and Measures".

Management's Discussion and Analysis March 31, 2022	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2022		2021(ii)
Net income	$13,557	0	$19,386
Adjustments:
Loss (gain) on disposal of property, plant and equipment	77		(258)
Stock-based compensation expense	1,277		2,374
Net realized and unrealized gain on derivative financial instruments	—		(2,484)
Tax effect of the above items	(312)		(487)
Adjusted net earnings(i)	14,599		18,531
Adjustments:
Tax effect of the above items	312		487
Interest expense, net	4,682		4,542
Income tax expense	3,644		4,950
Equity earnings in affiliates and joint ventures	(6,241)		(4,290)
Equity investment EBIT(i)	7,688		4,391
Adjusted EBIT(i)	24,684		28,611
Adjustments:
Depreciation and amortization	30,887		31,038
Equity investment depreciation and amortization(i)	2,169		1,491
Adjusted EBITDA(i)	$57,740		$61,140
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT and depreciation and amortization is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(ii)
Equity earnings in affiliates and joint ventures	$6,241	$4,290
Adjustments:
Interest expense, net	757	80
Income tax expense	690	74
Gain on disposal of property, plant and equipment	—	(53)
Equity investment EBIT(i)	$7,688	$4,391
Depreciation	$1,993	$1,324
Amortization of intangible assets	176	167
Equity investment depreciation and amortization(i)	$2,169	$1,491
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Analysis of three months ended March 31, 2022 results
Revenue
For the three months ended March 31, 2022, revenue was $176.7 million, up from $167.8 million in the same period last year. The majority of this quarter-over-quarter positive variance was generated by the equipment fleet at the Fort Hills mine which was remobilized to that mine site in the second and third quarters of 2021. Additionally, revenues were bolstered by the acquisition of the Australian component supplier in Q3 2021. Increases in revenue were partially offset by the slight reduction in overall operating utilization to 65% (from 66% in Q1 2021) which benefited from overall improvements at the mine sites but was negatively impacted by shortages in heavy equipment technicians and general workforce availability issues in January from the high case counts of the COVID-19 Omicron variant.
Gross profit
For the three months ended March 31, 2022, gross profit was $22.0 million with a 12.4% gross profit margin, down from gross profit of $31.2 million, and down from a 18.6% gross profit margin in the same period last year. In

Management's Discussion and Analysis March 31, 2022	M-5	North American Construction Group Ltd.

addition to the heavy equipment technician shortage which was a primary driver in the quarter, several other factors impacted margin. In order of importance, these included i) the timing impact of rate escalations which lag based on published index values, ii) workforce availability issues in January due to high COVID-19 Omicron cases, and iii) the early onset of spring break-up in late March. Also, when comparing to Q1 2021, the discontinued CEWS program which effectively concluded in Q4 2021 was a factor in quarter-over-quarter comparisons. Offsetting these challenges in the quarter were particularly strong operating performances at the Aurora and Fort Hills mines and the continued strong and recurring margins from parts and component sales made by DGI.
For the three months ended March 31, 2022, depreciation was $30.7 million, or 17.4% of revenue, down from $31.2 million, or 18.6% of revenue, in the same period last year. The decreased depreciation percentage in the current quarter is largely related to decreased idle time as Q1 2022 was 23.0% of the overall equipment hours versus 24.0% in Q1 2021. In addition, an increased third party rental fleet this quarter had the effect of lowering depreciation as a percentage of revenue.
Operating income
For the three months ended March 31, 2022, we recorded operating income of $15.6 million, a decrease of $6.5 million from the $22.1 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $5.0 million (or 2.8% of revenue) for the quarter, lower than the $7.0 million (or 4.2% of revenue) in the prior year. General and administrative expenses notably benefited from a one-time Fargo joint venture receipt which was recognized as a recovery. Excluding this recovery, direct G&A spending was 4.6% of revenue which was up slightly from Q1 2021 due to the acquisition of DGI in Q3 2021 and wage subsidies received in 2021. Stock-based compensation expense decreased by $1.1 million compared to the prior year due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(i)	Change
Credit Facility	$1,429	$1,908	$(479)
Convertible debentures	1,692	678	1,014
Finance lease obligations	439	627	(188)
Mortgage	254	244	10
Promissory notes	115	107	8
Financing obligations	337	380	(43)
Amortization of deferred financing costs	281	206	75
Interest expense	4,547	4,150	397
Other interest expense	135	392	(257)
Total interest expense, net	$4,682	$4,542	$140

Equity earnings in affiliates and joint ventures	$(6,241)	$(4,290)	$(1,951)
Net realized and unrealized gain on derivative financial instruments	—	(2,484)	2,484
Income tax expense	3,644	4,950	(1,306)
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Total interest expense was $4.7 million during the three months ended March 31, 2022, an increase from $4.5 million in Q1 2021. The increase can be attributed to the addition of the 5.50% convertible debentures offset by a decrease in our Credit Facility balance. Cash related interest expense for the three months ended March 31, 2022, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $4.4 million and represents an average cost of debt of 4.5% when factoring in the Credit Facility balances during the quarter (compared to 3.8% three months ended March 31, 2021).
Equity earnings in affiliates and joint ventures was generated by the Nuna Group of Companies and the other joint ventures accounted for using the equity method. Earnings of $6.2 million for the three months ended March 31, 2022 are up from $4.3 million in the same period last year as various joint venture initiatives continue to gain momentum: i) the investments by the Mikisew North American Limited Partnership in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply

Management's Discussion and Analysis March 31, 2022	M-6	North American Construction Group Ltd.

North American joint venture, and lastly iii) the recently formed joint ventures dedicated to the Fargo-Moorhead flood diversion project.
We recorded deferred income tax expense of $3.5 million and $5.0 million for the three months ended March 31, 2022 and 2021, respectively as net earnings in the current quarter were lower than Q1 2021.
Net income and comprehensive income
For the three months ended March 31, 2022, we recorded $13.5 million of net income and comprehensive income (basic net income per share of $0.48 and diluted net income per share of $0.43), compared to $19.4 million net income and comprehensive income (basic net income per share of $0.68 and diluted net income per share of $0.62) recorded for the same period last year.
The table below provides the calculation of our adjusted EPS:

	Three months ended
	March 31,
(dollars in thousands)	2022	2021
Net income	$13,557	$19,386
Interest from convertible debentures (after tax)	1,451	588
Diluted net income available to common shareholders	$15,008	$19,974

Adjusted net earnings(i)	$14,599	$18,531

Weighted-average number of common shares	28,426,757	28,328,560
Weighted-average number of diluted common shares	35,110,018	32,360,875

Basic net income per share	$0.48	$0.68
Diluted net income per share	0.43	0.62
Adjusted EPS(i)	0.51	0.65
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q1 2022	Q4 2021	Q3 2021	Q2 2021(iv)	Q1 2021(iv)	Q4 2020(iv)	Q3 2020(iv)	Q2 2020(iv)
Revenue	$176.7	$181.0	$166.0	$139.3	$167.8	$136.1	$93.6	$70.6
Gross profit(i)	22.0	23.1	21.7	14.5	31.2	22.6	14.8	20.7
Adjusted EBITDA(i)	57.7	56.3	47.5	42.4	61.1	45.2	37.1	32.1
Net income and comprehensive income	13.5	15.3	14.0	2.7	19.4	10.0	6.8	13.3
Basic net income per share(ii)	$0.48	$0.54	$0.49	$0.10	$0.68	$0.34	$0.23	$0.46
Diluted net income per share(ii)	0.43	0.48	0.44	0.09	0.62	0.32	0.22	0.42
Adjusted EPS(i)(ii)	0.51	0.59	0.50	0.32	0.65	0.36	0.26	0.45

Cash dividend per share(iii)	$0.08	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Highlights” in our annual MD&A for the year ended December 31, 2021.

Management's Discussion and Analysis March 31, 2022	M-7	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	March 31, 2022	December 31, 2021	Change
Cash	$20,122	$16,601	$3,521
Working capital assets
Accounts receivable	$57,705	$68,787	$(11,082)
Contract assets	10,702	9,759	943
Inventories	54,029	44,544	9,485
Contract costs	2,020	2,673	(653)
Prepaid expenses and deposits	4,619	6,828	(2,209)
Working capital liabilities
Accounts payable	(65,065)	(76,251)	11,186
Accrued liabilities	(23,810)	(33,389)	9,579
Contract liabilities	(1,648)	(3,349)	1,701
Total net working capital (excluding cash)	$38,552	$19,602	$18,950

Property, plant and equipment	$643,561	$640,950	$2,611
Total assets	879,520	869,278	10,242

Credit Facility(i)	$130,000	$110,000	$20,000
Finance lease obligations(i)	56,511	54,721	1,790
Promissory notes(i)	11,999	13,210	(1,211)
Financing obligations(i)	44,476	47,945	(3,469)
Senior debt(ii)	242,986	225,876	17,110
Convertible debentures(i)	129,750	129,750	—
Mortgages(i)	29,814	30,000	(186)
Total debt	402,550	385,626	16,924
Cash	(20,122)	(16,601)	(3,521)
Net debt(ii)	382,428	369,025	13,403
Total shareholders' equity	289,948	278,463	11,485
Invested capital(ii)	$672,376	$647,488	$24,888
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at March 31, 2022, we had $20.1 million in cash and $165.3 million unused borrowing availability on the Credit Facility for a total liquidity of $185.4 million (defined as cash plus available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. As at March 31, 2022, our total available capital liquidity was $224.5 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint venture that we guarantee.

(dollars in thousands)	March 31, 2022	December 31, 2021
Credit Facility limit	$325,000	$325,000
Finance lease borrowing limit	150,000	150,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(242,986)	(225,876)
Letters of credit	(29,691)	(33,884)
Joint venture guarantee	(17,899)	(18,719)
Cash	20,122	16,601
Total capital liquidity	$224,546	$233,122
(i)See "Non-GAAP Financial Measures".
As at March 31, 2022, we had $1.2 million in trade receivables that were more than 30 days past due compared to $1.4 million as at December 31, 2021. As at March 31, 2022 and December 31, 2021, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade

Management's Discussion and Analysis March 31, 2022	M-8	North American Construction Group Ltd.

receivables. We continue to monitor the credit worthiness of our customers. As at March 31, 2022, holdbacks totaled $0.5 million, up from $0.4 million as at December 31, 2021.
Capital additions

Reconciliation to Statements of Cash Flows	Three months ended
	March 31,
(dollars in thousands)	2022	2021
Purchase of PPE	$25,265	$29,189
Additions to intangibles	1,573	311
Gross capital expenditures	$26,838	$29,500
Proceeds from sale of PPE	(518)	(1,068)
Change in capital inventory and capital work in progress(i)(ii)	(776)	(944)
Capital expenditures, net(i)	$25,544	$27,488
Finance lease additions	8,695	15,023
Capital additions(i)	$34,239	$42,511
(i)See "Non-GAAP Financial Measures".
(ii)Included in property, plant and equipment on the Consolidated Balance Sheets is $40.0 million (2021 - $39.0 million) of capital inventory and capital work in progress.
Capital additions for the three months ended March 31, 2022 was $34.2 million ($42.5 million in Q1 2021). The current quarter spend was fully comprised of sustaining capital additions, consistent with Q1 2021. The majority of sustaining capital additions were incurred in routine maintenance of the existing fleet. The remaining spending related to the purchase of smaller heavy equipment assets in advance of the upcoming summer construction season. Sustaining capital additions are typically front-weighted in the year primarily for these two reasons (additions in the first quarters of 2021 and 2020 were 36% and 39%, respectively, of full year spending).
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended March 31, 2022 was $8.7 million ($15.0 million in the prior year). Our equipment fleet is currently split among owned (60%), finance leased (33%) and rented equipment (7%).
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2021.
Summary of consolidated cash flows

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(i)
Cash provided by operating activities	$24,185	$42,045
Cash used in investing activities	(26,811)	(21,533)
Cash provided by (used in) financing activities	6,156	(32,677)
Increase (decrease) in cash	$3,530	$(12,165)
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Operating activities

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(ii)
Cash provided by operating activities prior to change in working capital(i)	$44,854	$60,432
Net changes in non-cash working capital	(20,669)	(18,387)
Cash provided by operating activities	$24,185	$42,045
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Cash provided by operating activities for the three months ended March 31, 2022 was $24.2 million, compared to cash provided by operating activities of $42.0 million for the three months ended March 31, 2021. The decrease in cash flow in the current year period is largely a result of a decrease to dividends and advances received from affiliates and joint ventures based on timing. Additional dividends are expected to be received in Q2. Cash provided

Management's Discussion and Analysis March 31, 2022	M-9	North American Construction Group Ltd.

by (used in) the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(i)
Accounts receivable	$11,082	$(28,761)
Contract assets	(943)	1,410
Inventories	(9,485)	(2,559)
Contract costs	653	(1,031)
Prepaid expenses and deposits	2,450	1,083
Accounts payable	(11,186)	8,146
Accrued liabilities	(11,539)	(727)
Contract liabilities	(1,701)	4,052
Net change in non-cash working capital	$(20,669)	$(18,387)
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Investing activities
Cash used in investing activities for the three months ended March 31, 2022 was $26.8 million, compared to cash used in investing activities of $21.5 million for the three months ended March 31, 2021. Current period investing activities largely relate to $25.3 million for the purchase of property, plant and equipment, partially offset by $0.5 million cash received on the disposal of property, plant and equipment and additions of $1.6 million to intangible assets for telematics. Prior year investing activities included $29.2 million for the purchase of property, plant and equipment, partially offset by $1.1 million cash received on the disposal of property, plant and equipment and $6.2 million received from the settlement of the derivative financial instrument.
Financing activities
Cash provided by financing activities during the three months ended March 31, 2022 was $6.2 million, which included $4.9 million of long-term debt repayments, $6.9 million in finance lease obligation repayments and $0.9 million from the share purchase program, offset by $20.0 million in proceeds from long-term debt. Cash used in financing activities during the three months ended March 31, 2021 was $32.7 million, which included proceeds from long-term debt of $21.7 million, offset by $29.2 million of long-term debt repayments, $8.2 million in finance lease obligation repayments, $0.1 million for purchase of treasury shares and $16.0 million from the share purchase program.
Free cash flow

	Three months ended
	March 31,
(dollars in thousands)	2022	2021(ii)
Cash provided by operating activities	$24,185	$42,045
Cash used in investing activities	(26,811)	(21,533)
Capital additions financed by leases	(8,695)	(15,023)
Free cash flow(i)	$(11,321)	$5,489
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Free cash flow was a use of cash of $11.3 million in the quarter primarily due to the consumption of $20.7 million by our working capital accounts. This working capital draw on cash is similar to Q1 2022 and is consistent with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $57.7 million, mentioned above and when factoring in sustaining capital additions ($34.2 million) and cash interest paid ($3.9 million), positive cash of $19.6 million was generated by the overall business in the quarter but was impacted by joint venture management and other routine timing considerations. Of specific note, the ultra-class rebuild program increased work-in-progress inventories by $10.1 million in the quarter as the commissioning and sale of certain units are scheduled for the second quarter of 2022.

Management's Discussion and Analysis March 31, 2022	M-10	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt; finance and operating leases and supplier contracts. The following table summarizes our future contractual obligations as of March 31, 2022, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at March 31, 2022 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2022	2023	2024	2025	2026 and thereafter
Credit Facility	$142,332	$4,448	$4,448	$133,436	$—	$—
Convertible debentures	168,133	6,861	6,861	6,861	6,861	140,689
Mortgage	44,142	1,337	1,783	1,783	1,783	37,456
Promissory notes	12,600	4,000	5,319	2,501	780	—
Finance leases(i)	50,816	17,413	15,568	11,635	3,371	2,829
Operating leases(ii)	13,340	996	1,111	895	1,436	8,902
Non-lease components of lease commitments(iii)	396	237	159	—	—	—
Financing obligations	46,570	11,427	15,236	15,573	4,334	—
Supplier contracts	25,165	25,165	—	—	—	—
Contractual obligations	$503,494	$71,884	$50,485	$172,684	$18,565	$189,876
(i)Finance leases are net of receivable on heavy equipment operating subleases of $7,786 (2022 - $3,337; 2023 - $4,449).
(ii)Operating leases are net of receivables on subleases of $3,863 (2022 - $1,874; 2023 - $1,496; 2024 - $493).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $1,808 (2022 - $1,078; 2023 - $730). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Contractual obligations of $503.5 million as at March 31, 2022 increased from $471.9 million as at December 31, 2021 primarily related to increases in supplier contracts of $17.2 million due to an increased need for tires on equipment that is committed to upcoming projects. We have no off-balance sheet arrangements.
Credit Facility
On September 29, 2021, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $325.0 million, with the ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions, and permits finance lease debt to a limit of $150.0 million. This amended agreement extended the maturity to October 8, 2024, with an option to extend on an annual basis, subject to certain conditions. The amended facility maintains financial covenant thresholds as well as other debt limits.
As at March 31, 2022, the Credit Facility had borrowings of $130.0 million (December 31, 2021 - $110.0 million) and $29.7 million in issued letters of credit (December 31, 2021 - $33.9 million). At March 31, 2022, our borrowing availability under the Credit Facility was $165.3 million (December 31, 2021 - $181.1 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.50:1 for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at March 31, 2022, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt and our credit rating, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
Debt ratings
On March 28, 2022, S&P Global Ratings ("S&P") reiterated our Company outlook as "stable" and maintained our long-term corporate credit rating at "B+". For a complete discussion on debt ratings, see "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2021.

Management's Discussion and Analysis March 31, 2022	M-11	North American Construction Group Ltd.

Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at April 22, 2022, there were 29,974,336 voting common shares outstanding, which included 1,574,655 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (29,974,336 common shares, including 1,568,041 common shares classified as treasury shares at March 31, 2022).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	March 31, 2022	December 31, 2021
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
On June 1, 2021, we issued $65.0 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9.8 million aggregate principal amount of 5.5% unsecured subordinated debentures.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	2,691
Interest on the 5.50% convertible debenture is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures maybe be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, we will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three months ended March 31, 2022, the Company realized a gain of $nil (net realized and unrealized gain at March 31, 2021 of $2,484) on a swap agreement which was extinguished September 30, 2021.
Share purchase program
On April 9, 2021, we commenced a NCIB under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the three months ended March 31, 2022, we purchased and subsequently cancelled 48,592 shares under this NCIB, at an average price of $17.86 per share. This resulted in a decrease to common shares of $0.4 million and a decrease to additional paid-in capital of $0.5 million. This NCIB terminated April 8, 2022.

Management's Discussion and Analysis March 31, 2022	M-12	North American Construction Group Ltd.

Subsequent to period end, on April 6, 2022, we announced our intention to commence a NCIB to purchase, for cancellation, up to 2,113,054 of our voting common shares, representing 10.0% of the public float and 7.1% of the issued and outstanding common shares as of March 31, 2022. In order to comply with applicable securities laws, we can purchase a maximum of 1,498,716 common shares (or approximately 5.0% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems. This NCIB commenced on April 11, 2022 and will terminate no later than April 10, 2023.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at March 31, 2022 and the preceding quarter, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	Mar 31, 2022	Dec 31, 2021
Performance obligations per financial statements	$203,100	$141,440
Add: undefined committed volumes	647,261	699,562
Backlog	$850,361	$841,002
Equity method investment backlog	792,948	830,943
Combined backlog	$1,643,309	$1,671,945
Backlog increased $9.4 million, on a net basis, during three months ended March 31, 2022 as contract awards and increased scopes of work more than offset the revenue recognized of $132.1 million. Differences from these primary drivers relate to work the customer has either deferred or cancelled. Revenue generated from backlog during the three months ended March 31, 2022 was $132.1 million and we estimate that $404.7 million of our backlog reported above will be performed over the balance of 2022 (combined total of $536.9 million). For the year ended December 31, 2022, revenue generated from backlog was $355.8 million.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2021.
Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene
North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for December 31, 2021.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is

Management's Discussion and Analysis March 31, 2022	M-13	North American Construction Group Ltd.

reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing.

Management's Discussion and Analysis March 31, 2022	M-14	North American Construction Group Ltd.

Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of March 31, 2022 such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the three months ended March 31, 2022 that have materially affected, or are reasonably likely to affect, our ICFR.

Management's Discussion and Analysis March 31, 2022	M-15	North American Construction Group Ltd.

LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Our Business - Health, Safety and Environmental” in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2022, we had 196 salaried employees (March 31, 2021 - 181 salaried employees) and 1,657 hourly employees (March 31, 2021 - 1,716 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 84% of the employees are union members and work under collective bargaining agreements (March 31, 2021 - 86% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
OUTLOOK
Our expectation of projected free cash flows for the full year 2022, in the range of $95 to $115 million, has remained unchanged from previous reporting and would improve our liquidity position. We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our diversification and growth objectives.

Key measures	2022
Adjusted EBITDA	$215 - $245M
Sustaining capital	$110 - $120M
Adjusted EPS	$2.15 - $2.55
Free cash flow	$95 - $115M

Capital allocation measures
Deleverage	$45 - $80M
Share purchases	$15 - $35M
Growth capital	$nil - $35M

Leverage ratios
Senior debt	0.9x - 1.4x
Net debt	1.2x - 1.7x
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect.
•Our belief that our various joint venture initiatives will continue to gain momentum as drivers of our combined revenue.

Management's Discussion and Analysis March 31, 2022	M-16	North American Construction Group Ltd.

•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•Our estimates of the degree to which actual work performed under our contracts over their terms will exceed initial contractual backlog determinations.
•Our expectation that we will continue to maintain compliance with our financial covenants for at least the next twelve-month period.
•Our expectation that projected free cash flows for 2021, in the range of $95 to $115 million, will improve liquidity over 2022.
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•consistent or improved site access restrictions related to COVID-19 safety protocols;
•oil prices remaining stable and not dropping significantly in the remainder of 2022;
•oil sands production continuing to be resilient;
•continuing demand for heavy construction and earth-moving services, including that actual demand will exceed contractually committed demand at levels consistent with past experience;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2021 and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” above, “Assumptions” and “Business Risk Factors” in our annual MD&A for

Management's Discussion and Analysis March 31, 2022	M-17	North American Construction Group Ltd.

the year ended December 31, 2021 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended March 31, 2022. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2021.
Risk Factors Related to COVID-19
While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2021, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis March 31, 2022	M-18	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	March 31, 2022	December 31, 2021
Assets
Current assets
Cash		$20,122	$16,601
Accounts receivable	4	57,705	68,787
Contract assets	5(b)	10,702	9,759
Inventories	6	54,029	44,544
Prepaid expenses and deposits		4,619	6,828
Assets held for sale		294	660
		147,471	147,179
Property, plant and equipment, net of accumulated depreciation of $353,516 (December 31, 2021 – $339,505)		643,561	640,950
Operating lease right-of-use assets		13,819	14,768
Investments in affiliates and joint ventures	7	60,478	55,974
Other assets		8,019	6,000
Goodwill and intangible assets		5,778	4,407
Deferred tax assets		394	—
Total assets		$879,520	$869,278
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$65,065	$76,251
Accrued liabilities		23,810	33,389
Contract liabilities	5(b)	1,648	3,349
Current portion of long-term debt	8	19,895	19,693
Current portion of finance lease obligations		25,308	25,035
Current portion of operating lease liabilities		3,179	3,317
		138,905	161,034
Long-term debt	8	321,167	306,034
Finance lease obligations		31,203	29,686
Operating lease liabilities		10,755	11,461
Other long-term obligations		27,834	26,400
Deferred tax liabilities		59,708	56,200
		589,572	590,815
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2022 - 29,974,336 (December 31, 2021 – 30,022,928))	9(a)	246,553	246,944
Treasury shares (March 31, 2022 - 1,568,041 (December 31, 2021 - 1,564,813))	9(a)	(17,869)	(17,802)
Additional paid-in capital		38,128	37,456
Retained earnings		23,143	11,863
Accumulated other comprehensive (loss) income		(7)	2
Shareholders' equity		289,948	278,463
Total liabilities and shareholders’ equity		$879,520	$869,278
Subsequent event (note 9(c)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended
		March 31,
	Note	2022	2021
			Note 13
Revenue	5	$176,711	$167,847
Project costs	10(b)	62,115	50,602
Equipment costs	10(b)	61,953	54,885
Depreciation		30,692	31,171
Gross profit		21,951	31,189
General and administrative expenses	10(b)	6,232	9,343
Loss (gain) on disposal of property, plant and equipment		77	(258)
Operating income		15,642	22,104
Interest expense, net	11	4,682	4,542
Equity earnings in affiliates and joint ventures	7	(6,241)	(4,290)
Net realized and unrealized gain on derivative financial instruments	8(b)	—	(2,484)
Income before income taxes		17,201	24,336
Current income tax expense		162	—
Deferred income tax expense		3,482	4,950
Net income		13,557	19,386
Other comprehensive income
Unrealized foreign currency translation loss		(9)	—
Comprehensive income		$13,548	$19,386
Per share information
Basic net income per share	9(b)	$0.48	$0.68
Diluted net income per share	9(b)	$0.43	$0.62
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$—	$248,443
Net income	—	—	—	19,386	—	19,386
Dividends ($0.04 per share)	—	—	—	(996)	—	(996)
Exercise of stock options	160	—	(64)	—	—	96
Share purchase program	(8,679)	—	(7,327)	—	—	(16,006)
Purchase of treasury shares	—	(78)	—	—	—	(78)
Stock-based compensation	—	—	1,043	—	—	1,043
Balance at March 31, 2021	$246,545	$(18,080)	$40,188	$(16,765)	$—	$251,888

Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463
Net income	—	—	—	13,557	—	13,557
Unrealized foreign currency translation gain	—	—	—	—	(9)	(9)
Dividends ($0.08 per share)	—	—	—	(2,277)	—	(2,277)
Share purchase program	(391)	—	(477)	—	—	(868)
Purchase of treasury shares	—	(67)	—	—	—	(67)
Stock-based compensation	—	—	1,149	—	—	1,149
Balance at March 31, 2022	$246,553	$(17,869)	$38,128	$23,143	$(7)	$289,948
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended
		March 31,
	Note	2022	2021
			Note 13
Cash provided by (used in)
Operating activities:
Net income		$13,557	$19,386
Adjustments to reconcile net income to cash from operating activities:
Depreciation		30,692	31,171
Amortization of deferred financing costs	11	281	205
Loss (gain) on disposal of property, plant and equipment		77	(258)
Net realized and unrealized gain on derivative financial instruments		—	(2,484)
Stock-based compensation expense		1,277	2,374
Equity earnings in affiliates and joint ventures	7	(6,241)	(4,289)
Dividends and advances received from affiliates and joint ventures	7	1,396	9,477
Other adjustments to cash from operating activities		333	(100)
Deferred income tax expense		3,482	4,950
Net changes in non-cash working capital	12(b)	(20,669)	(18,387)
		24,185	42,045
Investing activities:
Purchase of property, plant and equipment		(25,265)	(29,189)
Additions to intangible assets		(1,573)	(311)
Proceeds on disposal of property, plant and equipment		518	1,068
Investment in affiliates and joint ventures	7	(163)	—
Net (advances) repayments of loans to affiliates and joint ventures		(328)	688
Settlement of derivative financial instrument	8(b)	—	6,211
		(26,811)	(21,533)
Financing activities:
Proceeds from long-term debt	8	20,000	21,700
Repayment of long-term debt	8	(4,866)	(29,195)
Repayment of finance lease obligations		(6,905)	(8,154)
Dividend payment	9(d)	(1,138)	(1,040)
Proceeds from exercise of stock options		—	96
Share purchase program	9(c)	(868)	(16,006)
Purchase of treasury shares	9(a)	(67)	(78)
		6,156	(32,677)
Increase (decrease) in cash		3,530	(12,165)
Effect of exchange rate on changes in cash		(9)	—
Cash, beginning of period		16,601	43,447
Cash, end of period		$20,122	$31,282
Supplemental cash flow information (note 12(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2022
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
3. Accounting pronouncements recently adopted
Debt with conversion and other options
The Company adopted the new standard for debt with conversion and other options effective January 1, 2022. In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this new standard did not have a material impact to the consolidated financial statements.
4. Accounts receivable

	March 31, 2022	December 31, 2021
Trade	$33,529	$51,774
Holdbacks	468	380
Accrued trade receivables	16,235	12,266
Contract receivables	50,232	64,420
Other	7,473	4,367
	$57,705	$68,787
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-5	North American Construction Group Ltd.

5. Revenue
a) Disaggregation of revenue

	Three months ended
	March 31,
	2022	2021
		Note 13
Revenue by source
Operations support services	$172,401	$151,828
Equipment and component sales	4,310	205
Construction services	—	15,814
	$176,711	$167,847
Revenue by commercial terms
Time & Materials	$108,339	$77,621
Unit price	65,569	87,343
Lump-sum	2,803	2,883
	$176,711	$167,847
Timing of revenue recognized
As-invoiced	$120,439	$80,470
Cost-to-cost percent complete	51,962	87,172
Point-in-time	4,310	205
	$176,711	$167,847
b) Contract balances
Contract assets:

	Three months ended
	March 31,
	2022	2021
		Note 13
Balance, beginning of period	$9,759	$7,008
Transferred to receivables from contract assets recognized at the beginning of the period	(5,136)	(7,008)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	5,118	5,589
Increases as a result of work completed, but not yet an unconditional right to consideration	961	9
Balance, end of period	$10,702	$5,598
Contract liabilities:

	Three months ended
	March 31,
	2022	2021
		Note 13
Balance, beginning of period	$3,349	$1,512
Revenue recognized that was included in the contract liability balance at the beginning of the period	(1,930)	(1,512)
Increases due to cash received, excluding amounts recognized as revenue during the period	229	5,564
Balance, end of period	$1,648	$5,564
c) Transaction price allocated to the remaining performance obligations
For the nine months remaining in 2022, the transaction price allocated to remaining performance obligations is $203,100. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-6	North American Construction Group Ltd.

d) Contract costs
The following table summarizes contract costs included within other assets on the Consolidated Balance Sheets.

	March 31, 2022	December 31, 2021
Fulfillment costs	$2,020	$2,673
Reimbursable bid costs	—	—
	$2,020	$2,673
During the three months ended March 31, 2022, fulfillment costs of $535 were capitalized and reimbursable bid costs of $nil were capitalized (December 31, 2021 - $2,909 and $1,464, respectively). During the three months ended March 31, 2022, fulfillment costs of $1,188 and reimbursable bid costs of $nil were recognized (December 31, 2020 – $1,668 and $2,001, respectively). Reimbursable bid costs received in excess of amounts capitalized have been recognized in general and administrative expenses as a recovery.
6. Inventories

	March 31, 2022	December 31, 2021
Repair parts	$21,550	$19,519
Tires and track frames	2,915	2,617
Fuel and lubricants	2,080	1,832
Parts and supplies	26,545	23,968
Parts, equipment and components held for resale	12,678	15,858
Customer rebuild work in process	14,806	4,718
	$54,029	$44,544
7. Investments in affiliates and joint ventures

Affiliate or joint venture name:	Interest
Nuna Group of Companies
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Dene North Site Services Partnership	49%
Mikisew North American Limited Partnership	49%
ASN Constructors	30%
Red River Valley Alliance LLC	15%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended
	March 31,
	2022	2021
		Note 13
Balance, beginning of period	$55,974	$44,050
Additions	163	362
Share of net income	6,241	3,469
Dividends and advances received from affiliates and joint ventures	(1,396)	(8,598)
Other adjustments	(504)	(424)
Balance, end of period	$60,478	$38,859

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-7	North American Construction Group Ltd.

The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	March 31, 2022	December 31, 2021
Assets
Current assets	$129,957	$118,371
Non-current assets	45,505	42,406
Total assets	$175,462	$160,777
Liabilities
Current liabilities	$90,696	$82,926
Non-current liabilities	24,288	21,877
Total liabilities	$114,984	$104,803
Net investments in affiliates and joint ventures	$60,478	$55,974
Statements of Operations

	Three months ended
	March 31,
	2022	2021
		Note 13
Revenues	$125,430	$63,454
Gross profit	10,557	6,117
Income before taxes	6,931	4,585
Net income	6,241	4,290
Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates and all other accounts receivable amounts are non-interest bearing.

	March 31, 2022	December 31, 2021
Accounts receivable	$29,960	$31,050
Other assets	1,549	2,162
Accounts payable and accrued liabilities	281	286
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, equipment and component sales, and management fees. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three months ended March 31, 2022 and 2021, revenue earned from these services was $130,969 and $76,559, respectively. The majority of services are being completed through the Mikisew North American Limited Partnership ("MNALP") which performs the role of contractor and sub-contracts work to the Company.
8. Long-term debt

	Note	March 31, 2022	December 31, 2021
Credit Facility	8(a)	$130,000	$110,000
Convertible debentures	8(b)	129,750	129,750
Mortgage		29,814	30,000
Financing obligations		44,476	47,945
Promissory notes		11,999	13,210
Unamortized deferred financing costs		(4,977)	(5,178)
		$341,062	$325,727
Less: current portion of long-term debt		(19,895)	(19,693)
		$321,167	$306,034

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-8	North American Construction Group Ltd.

a) Credit Facility
On September 29, 2021 the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $325.0 million with the ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity to October 8, 2024, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $150.0 million was expanded to include guarantees provided by the Company to a permitted joint venture, provided that value of such obligations shall not exceed the permitted amount. As at March 31, 2022, the Company did not exceed these limits.
As at March 31, 2022, there was $29.7 million (December 31, 2021 - $33.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $165.3 million (December 31, 2021 - $181.1 million). As at March 31, 2022, there was $31.1 million in borrowing availability under finance lease obligations (December 31, 2021 - $28.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint venture that the Company guarantees. As at March 31, 2022, there was $8.0 million borrowing availability under other borrowings (December 31, 2021 - $6.8 million).
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at March 31, 2022, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (“LIBOR”) (all such terms as used or defined in the Credit Facility), plus applicable margins. Effective December 31, 2021, LIBOR has been discontinued for future contracts; however, it will be available and published until June 2023 for contracts entered before 2022. During the transition, the Company will either have the option to use LIBOR until June 2023 or to choose an alternative rate like Secured Overnight Financing Rate (“SOFR”). The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company’s Total Debt to Bank EBITDA Ratio. Total debt ("Total Debt”) is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property excluding the Company’s first securities interests on the Business Development Bank of Canada (“BDC”) mortgage.
On December 3, 2021, the Company entered into an agreement with a financial institution to provide guarantee for a revolving equipment lease credit facility of $45.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at March 31, 2022 the available balance on this facility was $28.7 million (December 31, 2021 - $28.1 million). At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-9	North American Construction Group Ltd.

b) Convertible debentures

	March 31, 2022	December 31, 2021
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
On June 1, 2021, the Company issued $65,000 aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9,750 aggregate principal amount of 5.50% convertible unsecured subordinated debentures.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	3,509
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three months ended March 31, 2022, the Company realized a gain of $nil (net realized and unrealized gain at March 31, 2021 of $2,484) on a swap agreement which was extinguished September 30, 2021.
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2021	30,022,928	(1,564,813)	28,458,115
Retired through share purchase program	(48,592)	—	(48,592)
Purchase of treasury shares	—	(3,228)	(3,228)
Issued and outstanding as at March 31, 2022	29,974,336	(1,568,041)	28,406,295

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-10	North American Construction Group Ltd.

b) Net income per share

	Three months ended
	March 31,
	2022	2021
		Note 13
Net income	$13,557	$19,386
Interest from convertible debentures (after tax)	1,451	588
Diluted net income available to common shareholders	$15,008	$19,974

Weighted-average number of common shares	28,426,757	28,328,560
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,567,826	1,850,486
Dilutive effect of stock options	—	86,593
Dilutive effect of 5.00% convertible debentures	2,095,236	2,095,236
Dilutive effect of 5.50% convertible debentures	3,020,199	—
Weighted-average number of diluted common shares	35,110,018	32,360,875

Basic net income per share	$0.48	$0.68
Diluted net income per share	$0.43	$0.62
For the three months ended March 31, 2022 and 2021 all securities were dilutive.
c) Share purchase program
On April 9, 2021, the Company commenced a normal course issuer bid (“NCIB”) under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the three months ended March 31, 2022, the Company purchased and subsequently cancelled 48,592 shares under this NCIB, which resulted in a decrease of common shares of $391 and a decrease to additional paid-in capital of $477. This NCIB will be terminated no later than April 8, 2022.
Subsequent to period end, on April 6, 2022, the Company announced its intention to commence a NCIB to purchase, for cancellation, up to 2,113,054 of its voting common shares, representing 10.0% of the public float and 7.1% of the issued and outstanding common shares as of March 31, 2022. In order to comply with applicable securities laws, the Company will purchase a maximum of 1,498,716 common shares (or approximately 5.0% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems. This NCIB commenced on April 11, 2022 and will terminate no later than April 10, 2023.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2021	February 16, 2021	$0.04	March 4, 2021	April 9, 2021	$1,123
Q2 2021	April 27, 2021	0.04	May 27, 2021	July 9, 2021	1,123
Q3 2021	July 27, 2021	0.04	August 31, 2021	October 8, 2021	1,137
Q4 2021	October 26, 2021	0.04	November 30, 2021	January 7, 2022	1,138
Q1 2022	February 15, 2022	0.08	March 4, 2022	April 8, 2022	2,277
10. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures (included in other assets), acquisition earn-out liability (included in accrued liabilities and other long-term obligations), accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-11	North American Construction Group Ltd.

mortgage have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	138,893	129,750	135,963
Financing obligations	Level 2	44,476	43,480	47,945	47,010
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also significantly mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. For clarity, revenues from these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended
	March 31,
	2022	2021
		Note 13
Customer A	31%	41%
Customer B	23%	36%
Customer C	22%	—%
Customer D	17%	21%
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is protected against inflation risk given the contracts in place due to annual contractual price increases but with the cost increases experienced at operating sites, the timing of contractual price increases poses a short-term risk to financial results. This risk is primarily due to the public reporting of index values lagging actual cost increases by one to three months.
The Company has been exposed to and managed the risks of the COVID-19 pandemic for over two years. The situation continues to evolve while markets and economies have stabilized, with governments and industry largely having removed the risk mitigation measures put in place in 2020. Should the material impacts of the pandemic re-emerge, the Company could be subject to adverse impacts including, but not limited to, restrictions or limitations on the ability of employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program which ended October 2021. For the three months ended March 31, 2021, the Company recognized $5,776, presented as reductions in project costs, equipment costs and general and administrative expenses of $3,801, $1,701 and $274, respectively.

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-12	North American Construction Group Ltd.

11. Interest expense, net

	Three months ended
	March 31,
	2022	2021
		Note 13
Credit Facility	$1,429	$1,908
Convertible debentures	1,692	678
Finance lease obligations	439	627
Mortgage	254	244
Promissory notes	115	107
Financing obligations	337	380
Amortization of deferred financing costs	281	206
Interest expense	$4,547	$4,150
Other interest expense	135	392
	$4,682	$4,542
12. Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2022	2021
		Note 13
Cash paid during the period for:
Interest	$3,917	$4,560
Cash received during the period for:
Interest	7	38
Operating subleases included in cash from operations	2,035	2,243
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	8,695	15,023
Increase in assets held for sale, offset by property, plant and equipment	85	1,240
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	—	(362)
Non-cash working capital exclusions:
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	639	223
Net increase in accrued liabilities related to the current portion of deferred stock units liability	—	(149)
Net increase in accrued liabilities related to the current portion of acquisition DGI earn-out liability	(1,092)	—
Net increase in accrued liabilities related to taxes payable	(368)	—
Net (increase) decrease in accrued liabilities related to dividend payable	(1,139)	44
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended
	March 31,
	2022	2021
		Note 13
Operating activities:
Accounts receivable	$11,082	$(28,761)
Contract assets	(943)	1,410
Inventories	(9,485)	(2,559)
Contract costs	653	(1,031)
Prepaid expenses and deposits	2,450	1,083
Accounts payable	(11,186)	8,146
Accrued liabilities	(11,539)	(727)
Contract liabilities	(1,701)	4,052
	$(20,669)	$(18,387)

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-13	North American Construction Group Ltd.

13. Change in significant accounting policy - Basis of presentation
Prior to July 1, 2021, the Company elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, the Company elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of the investments in affiliates and joint ventures. The Company has accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for December 31, 2021.

Interim Consolidated Financial Statements (Unaudited) March 31, 2022	F-14	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2022.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2022 and ended on March 31, 2022 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: April 27, 2022

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2022.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2022 and ended on March 31, 2022 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: April 27, 2022

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer